06006587

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 23 2006
WASH., D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha W. O'Brien 704-983-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

P.O.Box 1655	Southern Pines	North Carolina	28388
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christy D. Stoner
Signature

CEO/President
Title

Anita F. Carpenter
Notary Public
MY COMMISSION EXPIRES 7-01-08
Anita F. Carpenter

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2005 and 2004 the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

February 27, 2006

130 Turnberry Way, PO Box 1655
Southern Pines, NC 28388-1655
Ph. 910.692.8555 Fx. 910.692.4906
www.dixon-hughes.com

	2005	2004
ASSETS		
Cash and cash equivalents	$ 368,184	$ 365,131
Restricted cash	-	35,000
Commissions receivable from clearing broker, net	-	12,387
Other receivables	26,512	2,004
Due from affiliates (Note D)	57,238	56,801
Investments not readily marketable (Note C)	5,488	5,488
Cash surrender value of life insurance (Note E)	417,871	403,810
Prepaid expenses	29,452	39,415
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $253,459 and $237,839, respectively	27,466	34,498
Other assets	22,615	-
TOTAL ASSETS	$ 954,826	$ 954,534
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses and withheld amounts	$ 109,677	$ 76,520
Due to affiliates (Note D)	47,352	10,775
TOTAL LIABILITIES	157,029	87,295
STOCKHOLDER'S EQUITY (Note B)		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 1,084,561 shares in 2005 and $884,561 in 2004.	1,084,561	884,561
Additional paid-in capital	1,145,439	1,145,439
Accumulated deficit	(1,432,203)	(1,162,761)
TOTAL STOCKHOLDER'S EQUITY	797,797	867,239
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 954,826	$ 954,534

	2005	2004
REVENUES		
Commission income	$ 135,912	$ 396,224
Revenue share income	236,323	-
Management fee income (Note D)	409,153	243,084
Marketing and consulting fee income	116,069	108,933
Bank support fee income	-	139,333
Other income	67,248	43,566
TOTAL REVENUE	964,705	931,140
EXPENSES		
Salaries and commissions	698,994	610,640
General and administrative	673,178	633,511
TOTAL EXPENSES	1,372,172	1.244,151
OPERATING LOSS	(407,467)	(313,011)
OTHER REVENUES		
Interest income	8,264	5,338
Other	14,061	22,035
TOTAL OTHER REVENUE	22,325	27,373
LOSS BEFORE INCOME TAXES	(385,142)	(285,638)
INCOME TAX CREDITS (Note F)	115,700	85,200
NET LOSS	$ (269,442)	$ (200,438)

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2005 and 2004

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
BALANCE, DECEMBER 31, 2003	794,075	$ 794,075	$ 1,135,925	$ (962,323)	$ 967,677
Issuance of common stock	90,486	90,486	9,514	-	100,000
Net loss	-	-	-	(200,438)	(200,438)
BALANCE, DECEMBER 31, 2004	884,561	884,561	1,145,439	(1,162,761)	867,239
Issuance of common stock	200,000	200,000	-	-	200,000
Net loss	-	-	-	(269,442)	(269,442)
BALANCE, DECEMBER 31, 2005	1,084,561	$ 1,084,561	$ 1,145,439	$(1,432,203)	$ 797,797

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (269,442)	$ (200,438)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	15,620	18,046
Change in assets and liabilities:		
(Increase) decrease in commissions receivable from clearing broker, net	12,387	(12,387)
(Increase) decrease in other receivables	(24,508)	205
(Increase) decrease in due from affiliates	(437)	(16,986)
(Increase) decrease in prepaid expenses	9,963	(9,284)
Increase in other assets	(22,615)	-
Increase in accrued expenses and withheld amounts	33,157	33,977
Increase in due to affiliates	36,577	7,014
Decrease in net amount of commissions payable to clearing broker	-	(2,424)
NET CASH USED BY OPERATING ACTIVITIES	(209,298)	(182,277)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in restricted cash	35,000	-
Proceeds from sale of marketable securities	-	15,181
Purchase of life insurance	(14,061)	(22,035)
Purchase of furniture and equipment	(8,588)	(1,578)
Refund received on furniture and equipment purchase	-	5,494
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	12,351	(2,938)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	200,000	100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	200,000	100,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,053	(85,215)
CASH AND CASH EQUIVALENTS, BEGINNING	365,131	450,346
CASH AND CASH EQUIVALENTS, ENDING	$ 368,184	$ 365,131

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Effective April 6, 2005, the Company began outsourcing virtually all of its brokerage services to UVEST Financial Services, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Restricted Cash

Restricted cash consists of funds held in reserve by the clearing broker/dealer against outstanding clearing charges owed to the broker/dealer.

Investments Not Readily Marketable

Investments not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Tax Status

The Company and its parent file a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 presentation. The reclassifications had no effect on net income or stockholder's equity as previously reported.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and minimum net capital requirements of $194,593 and $50,000, respectively. At December 31, 2004, the Company had net capital and minimum net capital requirements of $315,728 and $100,000, respectively.

NOTE C - INVESTMENTS NOT READILY MARKETABLE

The Company has an ownership interest in Uwharrie Heritage, LLC ("Uwharrie Heritage"), a North Carolina limited liability company. Uwharrie Heritage was formed on February 27, 1998 to purchase tracts of land with significant historic and/or scenic value in the Uwharrie Lakes Region of North Carolina. There is no market on a securities exchange and no independent publicly quoted market for this investment and, accordingly, its fair value is not readily determinable. The Company's ownership interest in Uwharrie Heritage was approximately 3% at December 31, 2005 and 2004. Accordingly, the Company accounts for its investment using the cost method. As of December 31, 2005 and 2004, the carrying value of the Company's investment in Uwharrie Heritage was $5,488.

NOTE D - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $409,153 and $243,084 for the years ended December 31, 2005 and 2004, respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp which wholly owns the Company's sole stockholder, Bank of Stanly. The Company pays management fees in exchange for these services. Management fee expense amounted to $121,333 and $124,000 in 2005 and 2004, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations.

During 2003, the Company began providing marketing and consulting services to Bank of Stanly and two other banks affiliated through common ownership. Income from these services amounted to $116,069 and $108,933 during 2005 and 2004, respectively, and is included in the caption "Marketing and consulting fee income" in the accompanying statements of operations.

During 2004, the Company began paying commissions to Bank of Stanly and two other banks affiliated through common ownership for trade commissions generated by sales representatives in these banks. Total commissions paid to the banks in 2005 and 2004 amounted to $27,371 and $66,325, respectively. During 2004, the Company charged the banks a support fee for training and other costs related to the sales representatives in the banks. Total support fees received from the banks amounted to $139,333 in 2004. In 2005, the banks were not charged support fees.

During 2005, the Company outsourced virtually all of its brokerage services to UVEST. As part of this change, the Company now collects from UVEST, on a monthly basis, managed-account fees on behalf of a registered investment advisor affiliated through common ownership. These fees are remitted each month by the Company to the registered investment advisor. At December 31, 2005, the amount of managed-account fees received from UVEST and held on behalf of the registered investment advisor amounted to $47,352.

NOTE E - SUPPLEMENTAL RETIREMENT PLAN

The Company implemented in 2002 a non-qualifying deferred compensation plan for its chief executive officer. The Company has purchased a life insurance policy in order to provide future funding of benefit payments. Certain of the plan benefits will accrue and vest during the period of employment and will be paid in fixed monthly benefit payments over ten years commencing with the officer's retirement at any time after attainment of age sixty. Other benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. Such benefits will continue to accrue and be paid throughout the participant's life assuming satisfactory performance of the funding life insurance policy. The plan also provides for payment of death benefits and for payment of disability benefits in the event the officer becomes permanently disabled prior to attainment of retirement age. During 2005 and 2004, provisions of approximately $24,100 and $27,500, respectively, were expensed for future benefits to be provided under this plan.

NOTE F - INCOME TAX MATTERS

The Company is a member of a group that files a consolidated federal income tax return. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group.